FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February, 2026

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Banco Santander, S.A.

TABLE OF CONTENTS

Item

1	Report of Other Relevant Information dated February 10, 2026

Item 1

Banco Santander, S.A. (“Banco Santander” or the “Bank”), in compliance with the Securities Market legislation, hereby announces the following:

OTHER RELEVANT INFORMATION

Banco Santander, S.A. reports that, in the context of its upcoming Investor Day, it will introduce changes to the presentation of the Group’s financial information, effective from the first quarter of 2026.

This update enhances the transparency and comparability of financial information without affecting attributable profit or the financial targets for the coming years, which were presented on 3 February 2026.

For further information, please refer to the attached presentation or contact the Investor Relations team at investor@gruposantander.com.

Boadilla del Monte (Madrid), 10 February 2026

Changes to Group reporting 10 February 2026

Important information Non - IFRS and alternative performance measures Banco Santander, S . A . (“Santander”) cautions that this presentation may contain financial information prepared according to International Financial Reporting Standards (IFRS) and taken from our consolidated financial statements, as well as alternative performance measures (APMs) as defined in the Guidelines on Alternative Performance Measures issued by the European Securities and Markets Authority (ESMA) on 5 October 2015 , and other non - IFRS measures . The APMs and non - IFRS measures were calculated with information from Grupo Santander ; however, they are neither defined or detailed in the applicable financial reporting framework nor audited or reviewed by our auditors . We use the APMs and non - IFRS measures when planning, monitoring and evaluating our performance . We consider them to be useful metrics for our management and investors to compare operating performance between accounting periods . Nonetheless, the APMs and non - IFRS measures are supplemental information ; their purpose is not to substitute the IFRS measures . Furthermore, companies in our industry and others may calculate or use APMs and non - IFRS measures differently, thus making them less useful for comparison purposes . APMs using environmental, social and governance labels have not been calculated in accordance with the Taxonomy Regulation or with the indicators for principal adverse impact in SFDR . For more details on APMs and non - IFRS measures, please see the 2024 Annual Report on Form 20 - F filed with the U . S . Securities and Exchange Commission (the SEC) on 28 February 2025 ( https : //www . santander . com/content/dam/santander - com/en/documentos/informacion - sobre - resultados - semestrales - y - anuales - suministrada - a - la - sec/ 2025 /sec - 2024 - annual - 20 - f - 2024 - en . pdf), as well as the section “Alternative performance measures” of Banco Santander, S . A . (Santander) Q 4 2025 Financial Report, published on 3 February 2026 ( https : //www . santander . com/en/shareholders - and - investors/financial - and - economic - information#quarterly - results) . Forward - looking statements Santander hereby warns that this presentation may contain 'forward - looking statements', as defined by the US Private Securities Litigation Reform Act of 1995 . Such statements can be understood through words and expressions like 'expect', 'project', 'anticipate', 'should', 'intend', 'probability', 'risk', 'VaR', 'RoRAC', 'RoRWA', 'TNAV', 'target', 'goal', 'objective', 'estimate', 'future', 'ambition', 'aspiration', 'commitment', 'commit', 'focus', 'pledge' and similar expressions . They include (but are not limited to) statements on future business development, shareholder remuneration policy and NFI . However, risks, uncertainties and other important factors may lead to developments and results that differ materially from those anticipated, expected, projected or assumed in forward - looking statements . The important factors below (and others mentioned in this presentation), as well as other unknown or unpredictable factors, could affect our future development and results and could lead to outcomes materially different from what our forward - looking statements anticipate, expect, project or assume : general economic or industry conditions (e . g . , an economic downturn ; higher volatility in the capital markets ; inflation ; deflation ; changes in demographics, consumer spending, investment or saving habits ; and the effects of the wars in Ukraine, the uncertainties following the ceasefire agreement in the Middle East or the outbreak of public health emergencies in the global economy) in areas where we have significant operations or investments ; • exposure to operational risks, including cyberattacks, data breaches, data losses and other security incidents; • exposure to market risks (e.g., risks from interest rates, foreign exchange rates, equity prices and new benchmark indices); • potential losses from early loan repayment, collateral depreciation or counterparty risk; • political instability in Spain, the UK, other European countries, Latin America and the US; • changes in monetary, fiscal and immigration policies and trade tensions, including the imposition of tariffs and retaliatory responses; • legislative, regulatory or tax changes (including regulatory capital and liquidity requirements) and greater regulation prompted by financial crises; • acquisitions, integrations, divestitures and challenges arising from deviating management’s resources and attention from other strategic opportunities and operational matters; • climate - related conditions, regulations, targets and weather events; 2

• uncertainty over the scope of actions that may be required by us, governments and other to achieve goals relating to climate, environmental and social matters, as well as the evolving nature of underlying science and potential conflicts and inconsistencies among governmental standards and regulations . Important factors affecting sustainability information may materially differ from those applicable to financial information . Sustainability information is based on various materiality thresholds, estimates, assumptions, judgments and underlying data derived internally and from third parties . Sustainability information is thus subject to significant measurement uncertainties, may not be comparable to sustainability information of other companies or over time or across periods and its inclusion is not meant to imply that the information is fit for any particular purpose or that it is material to us under mandatory reporting standards . The sustainability information is for informational purposes only, without any liability being accepted in connection with it except where such liability cannot be limited under overriding provisions of applicable law ; • our own decisions and actions, including those affecting or changing our practices, operations, priorities, strategies, policies or procedures; and • changes affecting our access to liquidity and funding on acceptable terms, especially due to credit spread shifts or credit rating downgrade for the entire group or core subsidiaries. Forward looking statements are based on current expectations and future estimates about Santander’s and third - parties’ operations and businesses and address matters that are uncertain to varying degrees, including, but not limited to developing standards that may change in the future ; plans, projections, expectations, targets, objectives, strategies and goals relating to environmental, social, safety and governance performance, including expectations regarding future execution of Santander’s and third parties’ energy and climate strategies, and the underlying assumptions and estimated impacts on Santander’s and third - parties’ businesses related thereto ; Santander’s and third - parties’ approach, plans and expectations in relation to carbon use and targeted reductions of emissions ; changes in operations or investments under existing or future environmental laws and regulations ; and changes in government regulations and regulatory requirements, including those related to climate - related initiatives . Forward - looking statements are aspirational, should be regarded as indicative, preliminary and for illustrative purposes only, speak only as of the date of this presentation and are informed by the knowledge, information and views available on such date and are subject to change without notice . Banco Santander is not required to update or revise any forward - looking statements, regardless of new information, future events or otherwise, except as required by applicable law . Past performance does not indicate future outcomes Statements about historical performance or growth rates must not be construed as suggesting that future performance, share price or earnings (including earnings per share) will necessarily be the same or higher than in a previous period . Nothing mentioned in this presentation should be taken as a profit and loss forecast . Not a securities offer This presentation and the information it contains does not constitute an offer to sell nor the solicitation of an offer to buy any securities . Third Party Information In particular, regarding the data provided by third parties, neither Santander, nor any of its directors, managers or employees, either explicitly or implicitly, guarantees that these contents are exact, accurate, comprehensive or complete, nor are they obliged to keep them updated, nor to correct them in the case that any deficiency, error or omission were to be detected . Moreover, in reproducing these contents in by any means, Santander may introduce any changes it deems suitable, and may omit, partially or completely, any of the elements of this presentation, and in case of any deviation, Santander assumes no liability for any discrepancy . Sale of 49% stake in Santander Bank Polska to Erste Group All figures, including P&L, loans and advances t o customers, customer funds and other metrics are presented on an underlying basis and include Santander Bank Polska, in line with previously published quarterly information, i.e. maintaining the same perimeter that existed at the time of the announcement of the sale of 49% stake in Santander Bank Polska t o Erste Group ( https://www.santander.com/content/dam/santander - com/en/documentos/informacion - privilegiada/2025/05/hr - 2025 - 05 - 05 - santander - announces - the - sale - of - 49 - per - cent - of - santander - polska - to - erste - group - bank - and - agrees - strategic - cooperation - across - cib - and - payments - en.pdf). For further information, see the 'Alternative performance measures' section of Banco Santander, S.A. (Santander) Q4 2025 Financial Report, published on 3 February 2026 ( https://www.santander.com/en/shareholders - and - investors/financial - and - economic - information#quarterly - results). 3 Important information

4 Executive summary Following completion of the Poland disposal in January 2026 and ahead of the upcoming Investor Day on 25 February, we will adjust our reporting effective from and including Q1 2026, as follows: Changes affecting underlying results and management metrics at the Group level, related to activity affected by the Poland disposal and to the classification of certain costs Reporting of Cards in Retail: we are positioning Payments, renamed Payment Solutions, as the Group’s payments platform business. As such, the Cards business will be reported in Retail, while Plard, our cards processing platform, remains in Payment Solutions Enhanced CoR, NPL ratio, NPL coverage ratio and Spain RoTE definitions, providing a more accurate reflection of the ratios, and impacts from the aforementioned adjustments to primary and secondary segment ratios 1 2 3 Primary segment definitions: in addition to the aforementioned changes, we are rebranding Consumer as Openbank and presenting a new business line structure within Wealth 4 These adjustments do not change the Group’s attributable profit, nor do they affect the Group’s targets announced in the Q4 2025 results presentation but rather enhance transparency, comparability and alignment with the way we manage the business Note: these adjustments will be applied to the financial information corresponding to 2024 and 2025 to enable comparisons across periods.

1 Changes affecting underlying results and management metrics at the Group level

UNDERLYING P&L

2025, € mn

	Published…	Differences from… Poland	Differences from… Costs	…New
Total revenue	62,390	-3,724	-358	58,308
Total costs	-25,725	+1,036	-1,721	-26,410
LLPs	-12,411	+283	0	-12,128
Other results	-3,387	+473	+2,080	-834
Underlying profit	14,101	-949	0	13,152
Non-recurring items	0	+949	0	949
Attributable profit	14,101	0	0	14,101

CHANGES RELATED TO POLAND DISPOSAL

- The results associated with the activity affected by the Poland disposal will be reported in the **'non-recurring items'** line in the underlying P&L
  - **Global businesses** are reported on an underlying basis only and will therefore exclude the results from Poland
- Likewise, **loans, deposits, RWAs and the management metrics** no longer include Poland balances

REPORTING OF CERTAIN COSTS[1]

- Certain charges, mainly relating to **bank levies and taxes applicable to the banking sector** will now be recorded under **'other operating income'**[1]
- **Other recurring operating costs**, mainly relating to labour and legal processes, will be reclassified to the **'total costs'** line

BALANCE SHEET[2]

Dec-25, € bn

	Published…	Differences from… Poland	Differences from… Costs	…New
Loans	1,024	-41	0	984
Deposits	998	-54	0	944
RWAs	629	-30	0	600

MAIN FINANCIAL KPIs

2025

	Published…	…New
Efficiency ratio	41.2%	45.3%
Underlying RoTE (post-AT1)	16.3%	15.2%
Statutory RoTE (post-AT1)	16.3%	16.3%

(1) Change to the classification of certain costs which, until 2025, were reported in the 'other results and provisions' line. Bank levies were reported in other results as they were originally conceived as temporary charges, but attending to their structural nature linked to our activity, we are recording them in 'other income'.

(2) Loans and deposits excluding reverse repos and repos, respectively.

5

6 • Given that our payments platform strategy is now largely established , we are positioning Payments, renamed Payment Solutions, as the Group’s payments platform business: - Results for our cards business and the related loan balances will be reclassified to Retail from Payments where it was previously recorded - Plard , our card processing platform, will remain in Payment Solutions , and will charge market - based fees to global businesses for card processing Note: figures after applying the adjustments described in slide 5 (changes related to Poland disposal and to the classification of certain costs). (1) Loans excluding reverse repos. 2 Reporting of our cards business in Retail From Payments… …To Retail From Payments… …To Retail Loans - 25.2 +25.2 RWAs +18.1 - 18.1 Total revenue - 4,532 +4,532 Total costs LLPs Other results +1,220 +1,999 0 - 1,220 - 1,999 0 Underlying profit - 767 +767 IMPACTS ON THE P&L 2025, € mn Dec - 25, € bn IMPACTS ON THE BALANCE SHEET 1

3 Impacts on primary and secondary segments' underlying RoTEs

CHANGES TO GLOBAL BUSINESSES

Underlying RoTE (post-AT1), 2025	Published...	...New
Retail	17.7%	17.1%
Openbank[1]	8.6%	8.5%
CIB	19.1%	17.8%
Wealth	68.5%	61.5%
Payments[2]	28.0%	N/A
GROUP Underlying RoTE	16.3%	15.2%
GROUP Statutory RoTE	16.3%	16.3%

CHANGES TO COUNTRIES

Underlying RoTE (post-AT1), 2025	Published...	...New
Spain	24.3%	20.4%
UK	10.2%	10.2%
Portugal	30.3%	30.3%
US	10.2%	10.2%
Mexico	22.0%	22.0%
Brazil	15.3%	15.3%
Chile	19.7%	19.7%
Argentina	20.2%	20.2%
GROUP Underlying RoTE	16.3%	15.2%
GROUP Statutory RoTE	16.3%	16.3%

- As **Santander Spain** doesn't have its own accounting tangible equity[3], we are updating the way we allocate a **theoretical tangible equity** to Spain to increase accuracy, based on: i) the amount required to reach a CET1 ratio of 13% and ii) the allocation of capital deductions and add-ons
- **Group and primary segment underlying RoTEs** are affected by the Poland disposal adjustments and the reporting of Cards in Retail. **Secondary segment underlying RoTEs** are not affected, except for Spain

(1) Digital Consumer Bank (Consumer) has been renamed Openbank. Subject to regulatory approvals.
(2) This metric is not provided for Payment Solutions ('Payments') because, with Cards reported in Retail from 2026, we do not consider this to be a relevant metric for a payment platform business.
(3) Santander Spain doesn't have its own accounting tangible equity since it is booked under Banco Santander, S.A. with other units such as the Corporate Centre among others. Therefore, it is assigned a theoretical tangible equity.

7

8 3 Cost of risk definition and impacts from reporting changes (1) Digital Consumer Bank (Consumer) has been renamed Openbank. Subject to regulatory approvals. (2) This metric is not provided for Payment Solutions (‘Payments’) because, with Cards reported in Retail from 2026, we do not consider this to be a relevant metric for a payment platform business. 1.15% 1.14% 0.43% 0.44% Spain 0.07% 0.07% UK - 0.02% - 0.02% Portugal 1.62% 1.63% US 2.69% 2.69% Mexico 4.17% 4.73% Brazil 1.32% 1.32% Chile 7.34% 7.34% Argentina 1.14% 1.15% TOTAL GROUP TOTAL GROUP …New CHANGES TO GLOBAL BUSINESSES CHANGES TO COUNTRIES 12m CoR, Dec - 25 12m CoR, Dec - 25 Published… …New Published… 1.15% 0.88% Retail 2.10% 2.10% Openbank 1 0.14% 0.15% CIB 0.08% 0.09% Wealth N/A 7.91% Payments 2 • The CoR definition has been enhanced to include corporate exposures originated through private fixed income products, providing a more accurate view of credit quality • Additionally, CoR at the Group, primary and secondary segment levels are affected by the aforementioned Poland disposal adjustments and the reporting of Cards in Retail

3 NPL ratio definition and impacts from reporting changes

CHANGES TO GLOBAL BUSINESSES

NPL ratio, Dec-25

	Published...	...New
Retail	2.97%	3.09%
Openbank[1]	5.32%	5.32%
CIB	0.69%	0.72%
Wealth	0.86%	0.86%
Payments[2]	6.35%	N/A
TOTAL GROUP	2.91%	2.91%

CHANGES TO COUNTRIES

NPL ratio, Dec-25

	Published...	...New
Spain	1.96%	1.94%
UK	1.08%	1.08%
Portugal	2.08%	1.99%
US	4.85%	4.82%
Mexico	2.65%	2.65%
Brazil	6.82%	6.76%
Chile	5.73%	5.73%
Argentina	7.68%	7.68%
TOTAL GROUP	2.91%	2.91%

- **The NPL ratio definition** has been enhanced to include corporate exposures originated through **private fixed income products,** providing a more accurate view of credit quality
- Additionally, **NPL ratios** at the Group, as well as at the primary and secondary segment levels are affected by the **Poland disposal adjustments** and the **reporting of Cards in Retail**

(1) Digital Consumer Bank (Consumer) has been renamed Openbank. Subject to regulatory approvals.

(2) This metric is not provided for Payment Solutions ('Payments') because, with Cards reported in Retail from 2026, we do not consider this to be a relevant metric for a payment platform business.

Note: the NPL coverage ratio is impacted by the changes mentioned above: inclusion of private fixed income products, the Poland disposal and the reporting of Cards in Retail. The impacts are not material at the Group and country levels but are more evident in Retail. For more information, please see appendix.

9

4 Summary of changes to primary segment definitions

Segment	From 2025…	…To 2026
Retail	Retail & Commercial Banking	Retail & Commercial Banking including Cards results
Openbank	Digital Consumer Bank	Renamed Openbank[1] (perimeter unchanged)
CIB	Global Banking; Global Transaction Banking; Global Markets	Unchanged
Wealth	Private Banking; Asset Management; Insurance; Portfolio Investments	Private Banking; Insurance and Asset Management Solutions (Wealth's global perimeter unchanged)
Payments	PagoNxt; Cards	Renamed Payment Solutions

The changes to the primary segment definitions do not affect Group results or the secondary segments

(1) Subject to regulatory approvals. Similarly, DCB Europe and DCB US are renamed Openbank Europe and Openbank US, respectively.

10

11 Appendix Total Group Detail by global business Detail by country CoR Brazil

Total Group

EUR million

	Q1'24	Q2'24	Q3'24	Q4'24	Q1'25	Q2'25	Q3'25	Q4'25
Underlying income statement								
Net interest income	11,297	10,777	10,497	11,253	10,634	10,603	10,362	10,802
Net fee income	3,064	3,074	3,020	3,177	3,179	3,132	3,151	3,466
Gains (losses) on financial transactions *	618	315	517	766	666	360	621	707
Other operating income	(860)	543	125	(199)	74	318	143	90
Total income	**14,119**	**14,709**	**14,159**	**14,997**	**14,553**	**14,413**	**14,277**	**15,065**
Total costs	(6,870)	(6,605)	(6,768)	(7,111)	(6,660)	(6,591)	(6,372)	(6,787)
Net operating income	**7,249**	**8,104**	**7,391**	**7,886**	**7,893**	**7,822**	**7,905**	**8,278**
Net loan-loss provisions	(2,995)	(2,952)	(2,873)	(3,002)	(3,083)	(2,975)	(2,850)	(3,220)
Other gains (losses) and provisions	(83)	(593)	(105)	(650)	(124)	(195)	(383)	(132)
Profit before tax	**4,171**	**4,559**	**4,413**	**4,234**	**4,686**	**4,652**	**4,672**	**4,926**
Tax on profit	(1,369)	(1,340)	(1,217)	(927)	(1,323)	(1,254)	(1,198)	(1,164)
Profit from continuing operations	**2,802**	**3,219**	**3,196**	**3,307**	**3,363**	**3,398**	**3,474**	**3,762**
Net profit from discontinued operations	—	—	—	—	—	—	—	—
Consolidated profit	**2,802**	**3,219**	**3,196**	**3,307**	**3,363**	**3,398**	**3,474**	**3,762**
Non-controlling interests	(163)	(185)	(203)	(199)	(198)	(186)	(227)	(234)
Underlying profit attributable to the parent	**2,639**	**3,034**	**2,993**	**3,108**	**3,165**	**3,212**	**3,247**	**3,528**
Non-recurring items	213	173	257	157	237	219	257	236
Profit attributable to the parent	**2,852**	**3,207**	**3,250**	**3,265**	**3,402**	**3,431**	**3,504**	**3,764**

	Mar-24	Jun-24	Sep-24	Dec-24	Mar-25	Jun-25	Sep-25	Dec-25
Business volumes								
Gross loans and advances to customers **	985,563	991,334	976,207	978,961	980,532	963,310	968,194	984,466
Customer funds	1,132,712	1,119,074	1,121,349	1,154,759	1,159,992	1,148,440	1,171,151	1,199,798
Customer deposits ***	919,924	906,763	902,966	927,533	923,343	910,874	921,858	944,409
Mutual funds	212,788	212,311	218,383	227,226	236,649	237,566	249,293	255,389

Ratios (%)	Mar-24	Jun-24	Sep-24	Dec-24	Mar-25	Jun-25	Sep-25	Dec-25
RoTE (post-AT1, year-to-date)	14.1	15.1	15.4	15.5	15.8	16.0	16.1	16.3
Underlying RoTE (post-AT1, year-to-date)	13.0	14.0	14.3	14.4	14.6	14.9	14.9	15.2
Efficiency (year-to-date)	48.7	46.7	47.1	47.2	45.8	45.7	45.4	45.3
NPL ratio	3.09	3.01	3.03	3.03	2.98	2.90	2.91	2.91
NPL coverage ratio	65	66	63	64	65	67	67	66
Cost of risk	1.15	1.17	1.14	1.12	1.12	1.13	1.13	1.14

* Includes exchange differences.
** Excluding reverse repos.
*** Excluding repos.

12

13 Appendix Total Group Detail by global business Detail by country CoR Brazil

Q4'25 Q3'25 Q2'25 Q1'25 Q4'24 Q3'24 Q2'24 Q1'24 Underlying income statement 6,732 6,439 6,648 6,709 7,125 6,709 6,851 7,168 Net interest income 1,645 1,521 1,527 1,530 1,507 1,478 1,513 1,525 Net fee income 191 186 123 180 264 125 260 155 Gains (losses) on financial transactions * (299) (170) (242) (273) (453) (220) (173) (771) Other operating income 8,268 7,977 8,057 8,146 8,444 8,092 8,451 8,077 Total income (3,552) (3,326) (3,500) (3,535) (3,845) (3,485) (3,548) (3,826) Total costs 4,716 4,651 4,556 4,610 4,598 4,607 4,902 4,252 Net operating income (1,768) (1,707) (1,838) (1,837) (1,722) (1,699) (1,832) (1,811) Net loan - loss provisions (46) (131) (102) (107) (182) (71) (226) (67) Other gains (losses) and provisions 2,902 2,813 2,616 2,667 2,694 2,838 2,845 2,374 Profit before tax (739) (755) (727) (753) (639) (817) (875) (800) Tax on profit 2,163 2,058 1,889 1,914 2,055 2,021 1,969 1,574 Profit from continuing operations — — — — — — — — Net profit from discontinued operations 2,163 2,058 1,889 1,914 2,055 2,021 1,969 1,574 Consolidated profit (84) (79) (75) (75) (77) (79) (80) (38) Non - controlling interests 2,079 1,979 1,814 1,839 1,978 1,942 1,889 1,536 Underlying profit attributable to the parent Dec - 25 Sep - 25 Jun - 25 Mar - 25 Dec - 24 Sep - 24 Jun - 24 Mar - 24 Business volumes 591,287 586,957 589,205 598,187 600,230 603,617 609,372 612,987 Gross loans and advances to customers ** 726,779 711,477 700,719 701,586 706,505 693,970 690,760 695,898 Customer funds 616,402 604,076 599,530 601,231 607,094 598,499 598,116 604,008 Customer deposits *** 110,377 107,401 101,188 100,356 99,411 95,471 92,644 91,890 Mutual funds Dec - 25 Sep - 25 Jun - 25 Mar - 25 Dec - 24 Sep - 24 Jun - 24 Mar - 24 Ratios (%) 17.1 16.7 16.3 16.3 17.6 17.2 16.5 14.6 RoTE (post - AT1, year - to - date) **** 42.9 42.9 43.4 43.4 44.5 44.1 44.6 47.4 Efficiency (year - to - date) 3.09 3.08 3.11 3.19 3.21 3.30 3.14 3.19 NPL ratio 66 67 64 63 63 61 66 65 NPL coverage ratio 1.15 1.14 1.13 1.12 1.11 1.14 1.18 1.17 Cost of risk 14 * Includes exchange differences. ** Excluding reverse repos. *** Excluding repos. **** Denominator allocated according to RWA consumption. Retail & Commercial Banking EUR million

Openbank

EUR million

	Q1'24	Q2'24	Q3'24	Q4'24	Q1'25	Q2'25	Q3'25	Q4'25
Underlying income statement								
Net interest income	2,710	2,655	2,614	2,797	2,756	2,747	2,763	2,769
Net fee income	354	387	373	394	339	341	380	418
Gains (losses) on financial transactions *	7	9	3	(24)	(6)	(18)	(19)	31
Other operating income	77	213	143	162	144	120	118	129
Total income	**3,149**	**3,265**	**3,133**	**3,330**	**3,234**	**3,191**	**3,242**	**3,348**
Total costs	(1,383)	(1,414)	(1,359)	(1,419)	(1,425)	(1,435)	(1,348)	(1,472)
Net operating income	**1,766**	**1,851**	**1,774**	**1,911**	**1,809**	**1,756**	**1,894**	**1,876**
Net loan-loss provisions	(1,137)	(1,056)	(1,121)	(1,248)	(1,119)	(956)	(1,069)	(1,313)
Other gains (losses) and provisions	(11)	(72)	(31)	(398)	(16)	(19)	(29)	(249)
Profit before tax	**618**	**723**	**622**	**265**	**674**	**781**	**796**	**314**
Tax on profit	(82)	(54)	(115)	(43)	(116)	(162)	(176)	(35)
Profit from continuing operations	**536**	**668**	**507**	**222**	**558**	**620**	**620**	**279**
Net profit from discontinued operations	—	—	—	—	—	—	—	—
Consolidated profit	**536**	**668**	**507**	**222**	**558**	**620**	**620**	**279**
Non-controlling interests	(73)	(63)	(71)	(69)	(66)	(69)	(101)	(99)
Underlying profit attributable to the parent	**463**	**606**	**436**	**153**	**492**	**551**	**518**	**180**

	Mar-24	Jun-24	Sep-24	Dec-24	Mar-25	Jun-25	Sep-25	Dec-25
Business volumes								
Gross loans and advances to customers **	207,570	213,212	210,070	215,164	213,573	211,115	211,130	211,894
Customer funds	125,708	129,509	130,652	137,122	141,314	138,322	136,078	138,999
Customer deposits ***	118,595	122,014	122,840	128,933	133,070	129,967	127,123	129,909
Mutual funds	7,113	7,495	7,812	8,189	8,244	8,356	8,955	9,089

Ratios (%)	Mar-24	Jun-24	Sep-24	Dec-24	Mar-25	Jun-25	Sep-25	Dec-25
RoTE (post-AT1, year-to-date) ****	10.1	11.7	10.9	8.8	9.6	10.3	10.3	8.5
Efficiency (year-to-date)	43.9	43.6	43.5	43.3	44.1	44.5	43.5	43.6
NPL ratio	4.86	4.81	4.89	5.07	5.09	4.97	5.29	5.32
NPL coverage ratio	76	76	74	74	75	76	73	71
Cost of risk	2.12	2.17	2.12	2.16	2.14	2.09	2.06	2.10

* Includes exchange differences.

** Excluding reverse repos.

*** Excluding repos.

**** Denominator allocated according to RWA consumption.

15

Corporate & Investment Banking

EUR million

	Q1'24	Q2'24	Q3'24	Q4'24	Q1'25	Q2'25	Q3'25	Q4'25
Underlying income statement								
Net interest income	999	908	844	1,027	897	960	927	1,040
Net fee income	611	598	581	624	671	597	589	695
Gains (losses) on financial transactions *	559	106	507	396	508	228	342	203
Other operating income	(183)	340	54	(76)	30	228	50	50
Total income	**1,986**	**1,952**	**1,986**	**1,972**	**2,106**	**2,013**	**1,908**	**1,989**
Total costs	(892)	(918)	(1,015)	(1,097)	(925)	(915)	(957)	(956)
Net operating income	**1,094**	**1,035**	**971**	**875**	**1,181**	**1,098**	**951**	**1,033**
Net loan-loss provisions	(37)	(47)	(43)	(15)	(16)	(65)	(75)	(122)
Other gains (losses) and provisions	(2)	(8)	(0)	(8)	0	(11)	(12)	(14)
Profit before tax	**1,054**	**980**	**928**	**853**	**1,165**	**1,023**	**864**	**898**
Tax on profit	(332)	(287)	(261)	(143)	(352)	(294)	(229)	(238)
Profit from continuing operations	**722**	**693**	**667**	**710**	**813**	**728**	**634**	**659**
Net profit from discontinued operations	—	—	—	—	—	—	—	—
Consolidated profit	**722**	**693**	**667**	**710**	**813**	**728**	**634**	**659**
Non-controlling interests	(40)	(33)	(39)	(42)	(39)	(30)	(27)	(31)
Underlying profit attributable to the parent	**682**	**660**	**628**	**668**	**774**	**699**	**607**	**628**

	Mar-24	Jun-24	Sep-24	Dec-24	Mar-25	Jun-25	Sep-25	Dec-25
Business volumes								
Gross loans and advances to customers **	134,148	138,043	131,243	130,840	135,550	129,209	136,187	146,065
Customer funds	154,486	140,355	136,436	147,492	147,065	137,701	145,413	149,731
Customer deposits ***	140,255	127,580	123,578	133,433	129,714	121,978	130,646	137,267
Mutual funds	14,231	12,775	12,858	14,059	17,351	15,723	14,767	12,464

Ratios (%)	Mar-24	Jun-24	Sep-24	Dec-24	Mar-25	Jun-25	Sep-25	Dec-25
RoTE (post-AT1, year-to-date) ****	17.4	17.0	16.5	16.3	20.3	19.5	18.5	17.8
Efficiency (year-to-date)	44.9	46.0	47.7	49.7	43.9	44.7	46.4	46.8
NPL ratio	1.41	1.22	0.92	0.86	0.81	0.77	0.74	0.72
NPL coverage ratio	41	35	35	39	39	44	45	47
Cost of risk	0.12	0.13	0.18	0.08	0.06	0.07	0.09	0.14

* Includes exchange differences.

** Excluding reverse repos.

*** Excluding repos.

**** Denominator allocated according to RWA consumption.

16

Wealth Management & Insurance

EUR million

	Q1'24	Q2'24	Q3'24	Q4'24	Q1'25	Q2'25	Q3'25	Q4'25
Underlying income statement								
Net interest income	419	400	391	381	346	325	323	341
Net fee income	351	342	355	394	404	409	399	430
Gains (losses) on financial transactions *	60	60	28	108	82	100	101	229
Other operating income	4	79	119	96	137	129	141	146
Total income	**835**	**881**	**893**	**978**	**968**	**962**	**965**	**1,146**
Total costs	(339)	(332)	(349)	(384)	(363)	(338)	(362)	(381)
Net operating income	**496**	**549**	**544**	**595**	**606**	**623**	**603**	**766**
Net loan-loss provisions	(3)	(12)	(8)	(17)	(7)	(13)	10	(10)
Other gains (losses) and provisions	(0)	(0)	(1)	(7)	(0)	(13)	(0)	0
Profit before tax	**492**	**536**	**535**	**570**	**599**	**597**	**612**	**755**
Tax on profit	(129)	(132)	(113)	(136)	(135)	(129)	(131)	(136)
Profit from continuing operations	**364**	**404**	**422**	**435**	**464**	**468**	**481**	**619**
Net profit from discontinued operations	—	—	—	—	—	—	—	—
Consolidated profit	**364**	**404**	**422**	**435**	**464**	**468**	**481**	**619**
Non-controlling interests	(10)	(9)	(10)	(11)	(13)	(12)	(11)	(13)
Underlying profit attributable to the parent	**354**	**395**	**411**	**424**	**450**	**456**	**470**	**606**

	Mar-24	Jun-24	Sep-24	Dec-24	Mar-25	Jun-25	Sep-25	Dec-25
Business volumes								
Gross loans and advances to customers **	22,929	23,097	23,309	24,643	24,699	25,168	25,717	26,680
Customer funds	154,403	155,863	157,833	161,304	167,597	168,860	175,771	181,509
Customer deposits ***	54,850	56,465	55,591	55,736	56,898	56,560	57,601	58,051
Mutual funds	99,553	99,397	102,242	105,568	110,698	112,300	118,170	123,458

Ratios (%)	Mar-24	Jun-24	Sep-24	Dec-24	Mar-25	Jun-25	Sep-25	Dec-25
RoTE (post-AT1, year-to-date) ****	61.8	65.8	67.4	68.2	60.7	59.9	58.8	61.5
Efficiency (year-to-date)	40.6	39.1	39.1	39.1	37.5	36.3	36.7	35.7
NPL ratio	0.91	1.06	1.06	0.98	0.97	0.96	0.91	0.86
NPL coverage ratio	56	59	60	68	66	70	68	71
Cost of risk	(0.07)	0.05	0.08	0.18	0.19	0.19	0.11	0.08

* Includes exchange differences.

** Excluding reverse repos.

*** Excluding repos.

**** Denominator allocated according to RWA consumption.

17

Payment Solutions

EUR million

	Q1'24	Q2'24	Q3'24	Q4'24	Q1'25	Q2'25	Q3'25	Q4'25
Underlying income statement								
Net interest income	31	31	35	35	38	42	41	45
Net fee income	224	233	241	261	245	265	267	282
Gains (losses) on financial transactions *	(2)	2	(1)	0	(7)	(21)	3	1
Other operating income	30	34	36	49	41	38	41	51
Total income	**283**	**300**	**311**	**346**	**317**	**325**	**353**	**379**
Total costs	(307)	(310)	(303)	(290)	(297)	(304)	(309)	(294)
Net operating income	**(24)**	**(10)**	**8**	**56**	**20**	**21**	**44**	**85**
Net loan-loss provisions	(4)	(5)	(3)	(4)	(6)	(5)	(8)	(5)
Other gains (losses) and provisions	—	(243)	(0)	(4)	(1)	(7)	(0)	(3)
Profit before tax	**(27)**	**(258)**	**4**	**48**	**13**	**9**	**35**	**77**
Tax on profit	(10)	(6)	(21)	(20)	(4)	3	(9)	(9)
Profit from continuing operations	**(37)**	**(265)**	**(17)**	**28**	**9**	**11**	**27**	**68**
Net profit from discontinued operations	—	—	—	—	—	—	—	—
Consolidated profit	**(37)**	**(265)**	**(17)**	**28**	**9**	**11**	**27**	**68**
Non-controlling interests	(2)	(0)	(5)	(2)	(4)	(0)	(7)	(7)
Underlying profit attributable to the parent	**(39)**	**(265)**	**(21)**	**26**	**4**	**11**	**19**	**61**

	Mar-24	Jun-24	Sep-24	Dec-24	Mar-25	Jun-25	Sep-25	Dec-25
Business volumes								
Gross loans and advances to customers **	1,443	755	955	1,087	1,337	1,249	976	1,002
Customer funds	790	994	982	1,038	1,090	999	1,145	1,392
Customer deposits ***	790	994	982	1,038	1,090	999	1,145	1,392
Mutual funds	—	—	—	—	—	—	—	—

Ratios (%)	Mar-24	Jun-24	Sep-24	Dec-24	Mar-25	Jun-25	Sep-25	Dec-25
EBITDA margin (year-to-date)	17.0	20.1	22.7	27.5	28.6	28.8	31.6	34.5
Efficiency (year-to-date)	108.3	105.7	102.8	97.5	93.7	93.6	91.5	87.6

* Includes exchange differences.

** Excluding reverse repos.

*** Excluding repos.

18

19 Corporate Centre EUR million Q4'25 Q3'25 Q2'25 Q1'25 Q4'24 Q3'24 Q2'24 Q1'24 (126) (132) (120) (112) (113) (95) (69) (31) Underlying income statement Net interest income (5) (6) (7) (9) (3) (8) 2 (1) Net fee income 52 8 (53) (91) 22 (145) (122) (162) Gains (losses) on financial transactions * 13 (37) 44 (5) 22 (6) 48 (17) Other operating income (66) (167) (136) (217) (73) (254) (141) (211) Total income (132) (71) (98) (115) (76) (259) (82) (123) Total costs (198) (238) (234) (332) (149) (513) (223) (335) Net operating income (1) 0 (98) (99) 3 1 (0) (2) Net loan - loss provisions 178 (210) (43) (0) (51) (1) (43) (3) Other gains (losses) and provisions (21) (447) (375) (431) (197) (514) (266) (340) Profit before tax (6) 102 56 37 55 110 15 (18) Tax on profit (26) (346) (319) (394) (142) (403) (252) (357) Profit from continuing operations — — — — — — — — Net profit from discontinued operations (26) (346) (319) (394) (142) (403) (252) (357) Consolidated profit 0 (0) (0) 0 0 0 0 (0) Non - controlling interests (26) (346) (319) (394) (142) (403) (252) (357) Underlying profit attributable to the parent * Includes exchange differences.

20 Appendix Total Group Detail by global business Detail by country CoR Brazil

Spain

EUR million

	Q1'24	Q2'24	Q3'24	Q4'24	Q1'25	Q2'25	Q3'25	Q4'25
Underlying income statement								
Net interest income	1,816	1,840	1,799	1,802	1,779	1,806	1,829	1,890
Net fee income	746	738	707	676	767	735	710	810
Gains (losses) on financial transactions *	362	107	330	302	448	124	205	63
Other operating income	(231)	342	125	122	110	348	119	142
Total income	**2,692**	**3,026**	**2,961**	**2,902**	**3,105**	**3,013**	**2,864**	**2,906**
Total costs	(1,112)	(1,027)	(1,155)	(1,215)	(1,113)	(1,090)	(1,131)	(1,131)
Net operating income	**1,580**	**1,999**	**1,806**	**1,687**	**1,992**	**1,923**	**1,733**	**1,774**
Net loan-loss provisions	(331)	(327)	(279)	(322)	(304)	(295)	(242)	(301)
Other gains (losses) and provisions	(13)	(228)	(14)	(118)	(44)	(40)	(85)	(29)
Profit before tax	**1,236**	**1,445**	**1,512**	**1,247**	**1,645**	**1,588**	**1,406**	**1,444**
Tax on profit	(464)	(461)	(431)	(322)	(498)	(476)	(431)	(406)
Profit from continuing operations	**772**	**984**	**1,081**	**925**	**1,147**	**1,111**	**976**	**1,038**
Net profit from discontinued operations	—	—	—	—	—	—	—	—
Consolidated profit	**772**	**984**	**1,081**	**925**	**1,147**	**1,111**	**976**	**1,038**
Non-controlling interests	(0)	(0)	(0)	(0)	(0)	(0)	(0)	0
Underlying profit attributable to the parent	**772**	**984**	**1,081**	**925**	**1,147**	**1,111**	**975**	**1,038**

	Mar-24	Jun-24	Sep-24	Dec-24	Mar-25	Jun-25	Sep-25	Dec-25
Business volumes								
Gross loans and advances to customers **	228,489	234,321	229,728	225,759	229,140	232,478	233,236	237,385
Customer funds	381,244	382,346	385,316	399,999	395,842	404,967	416,402	429,464
Customer deposits ***	298,662	296,568	296,087	306,389	299,063	306,005	313,534	322,070
Mutual funds	82,582	85,777	89,230	93,609	96,779	98,961	102,868	107,394

Ratios (%)	Mar-24	Jun-24	Sep-24	Dec-24	Mar-25	Jun-25	Sep-25	Dec-25
Underlying RoTE (post-AT1, year-to-date)	15.2	17.4	18.6	18.3	21.9	21.4	20.5	20.4
Efficiency (year-to-date)	41.3	37.4	38.0	38.9	35.8	36.0	37.1	37.6
NPL ratio	2.98	2.89	2.79	2.66	2.53	2.13	2.06	1.94
NPL coverage ratio	50	50	50	53	53	53	54	55
Cost of risk	0.58	0.56	0.51	0.50	0.48	0.47	0.45	0.43

* Includes exchange differences.

** Excluding reverse repos.

*** Excluding repos.

21

UK

EUR million

	Q1'24	Q2'24	Q3'24	Q4'24	Q1'25	Q2'25	Q3'25	Q4'25
Underlying income statement								
Net interest income	1,185	1,196	1,256	1,313	1,298	1,244	1,220	1,245
Net fee income	79	64	80	61	82	84	92	111
Gains (losses) on financial transactions *	(7)	(0)	7	(18)	(41)	(27)	(16)	(16)
Other operating income	(67)	(26)	(28)	(82)	(73)	(76)	(28)	(69)
Total income	**1,190**	**1,233**	**1,315**	**1,274**	**1,267**	**1,225**	**1,268**	**1,271**
Total costs	(751)	(750)	(741)	(808)	(772)	(747)	(686)	(732)
Net operating income	**438**	**484**	**574**	**466**	**496**	**479**	**582**	**539**
Net loan-loss provisions	(17)	(44)	(37)	34	(52)	(60)	(6)	(58)
Other gains (losses) and provisions	(6)	(5)	(48)	(44)	(61)	(38)	(31)	6
Profit before tax	**415**	**434**	**489**	**456**	**382**	**380**	**544**	**487**
Tax on profit	(109)	(110)	(144)	(125)	(97)	(105)	(146)	(138)
Profit from continuing operations	**305**	**325**	**346**	**331**	**285**	**276**	**398**	**349**
Net profit from discontinued operations	—	—	—	—	—	—	—	—
Consolidated profit	**305**	**325**	**346**	**331**	**285**	**276**	**398**	**349**
Non-controlling interests	—	—	—	—	—	—	—	—
Underlying profit attributable to the parent	**305**	**325**	**346**	**331**	**285**	**276**	**398**	**349**

	Mar-24	Jun-24	Sep-24	Dec-24	Mar-25	Jun-25	Sep-25	Dec-25
Business volumes								
Gross loans and advances to customers **	236,512	235,979	238,292	236,496	234,462	229,393	226,671	228,273
Customer funds	235,125	230,481	232,352	230,479	227,841	223,958	223,539	227,160
Customer deposits ***	227,633	222,887	224,632	222,835	220,353	216,443	215,984	219,440
Mutual funds	7,492	7,594	7,720	7,643	7,488	7,516	7,555	7,719

Ratios (%)	Mar-24	Jun-24	Sep-24	Dec-24	Mar-25	Jun-25	Sep-25	Dec-25
Underlying RoTE (post-AT1, year-to-date)	9.9	10.3	10.6	10.6	9.2	8.9	10.1	10.2
Efficiency (year-to-date)	63.2	62.0	60.0	60.9	60.9	60.9	58.6	58.4
NPL ratio	1.48	1.46	1.44	1.33	1.25	1.25	1.09	1.08
NPL coverage ratio	28	28	28	29	31	31	34	33
Cost of risk	0.08	0.08	0.05	0.03	0.04	0.05	0.03	0.07

* Includes exchange differences.

** Excluding reverse repos.

*** Excluding repos.

22

Portugal

EUR million

	Q1'24	Q2'24	Q3'24	Q4'24	Q1'25	Q2'25	Q3'25	Q4'25
Underlying income statement								
Net interest income	431	413	373	332	348	336	328	334
Net fee income	127	115	115	110	126	129	123	128
Gains (losses) on financial transactions *	17	18	3	7	20	19	20	11
Other operating income	9	(23)	10	9	9	1	10	13
Total income	**584**	**523**	**500**	**458**	**503**	**486**	**481**	**485**
Total costs	(137)	(134)	(142)	(161)	(137)	(131)	(134)	(143)
Net operating income	**447**	**389**	**358**	**298**	**366**	**356**	**348**	**342**
Net loan-loss provisions	(7)	5	(7)	(1)	14	(5)	(7)	6
Other gains (losses) and provisions	—	—	—	—	—	—	—	(3)
Profit before tax	**440**	**394**	**351**	**296**	**380**	**350**	**341**	**346**
Tax on profit	(137)	(133)	(121)	(86)	(101)	(103)	(100)	(101)
Profit from continuing operations	**303**	**260**	**230**	**210**	**279**	**247**	**241**	**245**
Net profit from discontinued operations	—	—	—	—	—	—	—	—
Consolidated profit	**303**	**260**	**230**	**210**	**279**	**247**	**241**	**245**
Non-controlling interests	(1)	(1)	(1)	(0)	(1)	(1)	(0)	(0)
Underlying profit attributable to the parent	**303**	**260**	**229**	**209**	**278**	**247**	**240**	**245**

	Mar-24	Jun-24	Sep-24	Dec-24	Mar-25	Jun-25	Sep-25	Dec-25
Business volumes								
Gross loans and advances to customers **	38,116	38,412	38,771	39,143	39,631	40,427	40,916	41,980
Customer funds	40,869	42,235	42,707	43,186	44,040	44,878	45,657	46,201
Customer deposits ***	36,509	37,732	38,033	38,304	39,034	39,676	40,199	40,576
Mutual funds	4,360	4,504	4,674	4,882	5,005	5,202	5,458	5,625

Ratios (%)	Mar-24	Jun-24	Sep-24	Dec-24	Mar-25	Jun-25	Sep-25	Dec-25
Underlying RoTE (post-AT1, year-to-date)	30.7	28.4	26.4	25.0	30.6	31.1	30.5	30.3
Efficiency (year-to-date)	23.4	24.5	25.7	27.8	27.2	27.0	27.3	27.8
NPL ratio	2.44	2.24	2.27	2.27	2.12	2.13	1.99	1.99
NPL coverage ratio	81	80	78	78	81	81	85	81
Cost of risk	0.17	0.11	0.07	0.03	(0.02)	(0.00)	0.00	(0.02)

* Includes exchange differences.

** Excluding reverse repos.

*** Excluding repos.

23

Openbank Europe

EUR million

	Q1'24	Q2'24	Q3'24	Q4'24	Q1'25	Q2'25	Q3'25	Q4'25
Underlying income statement								
Net interest income	1,095	1,092	1,069	1,105	1,112	1,155	1,207	1,212
Net fee income	220	231	229	222	188	185	198	234
Gains (losses) on financial transactions *	4	6	(3)	(32)	(4)	(16)	(25)	7
Other operating income	56	114	103	132	107	101	124	142
Total income	**1,375**	**1,444**	**1,398**	**1,427**	**1,402**	**1,424**	**1,504**	**1,595**
Total costs	(695)	(734)	(696)	(723)	(709)	(762)	(698)	(729)
Net operating income	**679**	**710**	**703**	**705**	**693**	**662**	**805**	**866**
Net loan-loss provisions	(276)	(308)	(279)	(345)	(336)	(284)	(307)	(436)
Other gains (losses) and provisions	(3)	(45)	(22)	(387)	(1)	(8)	(13)	(244)
Profit before tax	**401**	**356**	**402**	**(28)**	**357**	**371**	**485**	**185**
Tax on profit	(103)	(78)	(100)	25	(100)	(108)	(104)	(8)
Profit from continuing operations	**297**	**279**	**302**	**(2)**	**256**	**262**	**380**	**177**
Net profit from discontinued operations	—	—	—	—	—	—	—	—
Consolidated profit	**297**	**279**	**302**	**(2)**	**256**	**262**	**380**	**177**
Non-controlling interests	(69)	(55)	(59)	(51)	(63)	(60)	(92)	(90)
Underlying profit attributable to the parent	**229**	**224**	**243**	**(54)**	**193**	**203**	**289**	**87**

	Mar-24	Jun-24	Sep-24	Dec-24	Mar-25	Jun-25	Sep-25	Dec-25
Business volumes								
Gross loans and advances to customers **	134,749	138,296	138,253	139,927	139,511	142,351	141,162	142,477
Customer funds	77,146	81,052	84,389	85,876	88,729	88,774	86,657	87,559
Customer deposits ***	73,265	76,901	79,995	81,376	84,067	84,005	81,558	82,359
Mutual funds	3,882	4,151	4,395	4,500	4,662	4,769	5,099	5,200

Ratios (%)	Mar-24	Jun-24	Sep-24	Dec-24	Mar-25	Jun-25	Sep-25	Dec-25
Underlying RoTE (post-AT1, year-to-date)	8.0	8.1	8.4	5.5	6.7	6.9	8.0	6.7
Efficiency (year-to-date)	50.6	50.7	50.4	50.5	50.6	52.0	50.1	48.9
NPL ratio	2.27	2.31	2.44	2.50	2.62	2.62	2.70	2.53
NPL coverage ratio	86	85	83	83	82	82	82	87
Cost of risk	0.67	0.72	0.75	0.88	0.92	0.89	0.91	0.97

* Includes exchange differences.

** Excluding reverse repos.

*** Excluding repos.

24

US

EUR million

	Q1'24	Q2'24	Q3'24	Q4'24	Q1'25	Q2'25	Q3'25	Q4'25
Underlying income statement								
Net interest income	1,396	1,428	1,411	1,458	1,499	1,450	1,463	1,476
Net fee income	267	272	296	317	355	323	335	314
Gains (losses) on financial transactions *	101	97	93	80	96	76	111	264
Other operating income	104	104	70	86	64	64	20	17
Total income	**1,869**	**1,900**	**1,870**	**1,941**	**2,014**	**1,913**	**1,930**	**2,072**
Total costs	(972)	(979)	(993)	(1,021)	(1,017)	(951)	(921)	(1,001)
Net operating income	**896**	**922**	**877**	**920**	**997**	**962**	**1,009**	**1,071**
Net loan-loss provisions	(615)	(556)	(650)	(686)	(535)	(493)	(569)	(647)
Other gains (losses) and provisions	(8)	(27)	(9)	(11)	(15)	(13)	(16)	(4)
Profit before tax	**274**	**339**	**217**	**223**	**447**	**457**	**425**	**420**
Tax on profit	6	46	(2)	6	(30)	(35)	(70)	(72)
Profit from continuing operations	**279**	**385**	**216**	**229**	**417**	**422**	**355**	**347**
Net profit from discontinued operations	—	—	—	—	—	—	—	—
Consolidated profit	**279**	**385**	**216**	**229**	**417**	**422**	**355**	**347**
Non-controlling interests	—	—	—	—	—	—	—	(0)
Underlying profit attributable to the parent	**279**	**385**	**216**	**229**	**417**	**422**	**355**	**347**

	Mar-24	Jun-24	Sep-24	Dec-24	Mar-25	Jun-25	Sep-25	Dec-25
Business volumes								
Gross loans and advances to customers **	115,076	117,955	113,054	117,511	117,108	105,970	106,850	108,950
Customer funds	107,185	101,898	98,517	108,246	105,476	96,993	98,087	103,178
Customer deposits ***	94,048	88,551	84,827	93,545	91,034	82,828	82,874	87,686
Mutual funds	13,137	13,347	13,690	14,702	14,442	14,165	15,213	15,492

Ratios (%)	Mar-24	Jun-24	Sep-24	Dec-24	Mar-25	Jun-25	Sep-25	Dec-25
Underlying RoTE (post-AT1, year-to-date)	7.3	8.7	7.5	6.9	10.7	11.0	10.5	10.2
Efficiency (year-to-date)	52.0	51.8	52.2	52.3	50.5	50.1	49.3	49.1
NPL ratio	4.60	4.33	4.40	4.68	4.41	4.61	4.67	4.82
NPL coverage ratio	68	68	65	64	64	63	58	55
Cost of risk	1.98	2.06	1.94	1.82	1.72	1.68	1.63	1.62

* Includes exchange differences.

** Excluding reverse repos.

*** Excluding repos.

25

Mexico

EUR million

	Q1'24	Q2'24	Q3'24	Q4'24	Q1'25	Q2'25	Q3'25	Q4'25
Underlying income statement								
Net interest income	1,214	1,207	1,113	1,097	1,129	1,109	1,126	1,190
Net fee income	359	374	329	322	350	339	341	423
Gains (losses) on financial transactions *	70	74	75	177	64	73	118	172
Other operating income	(35)	(19)	(41)	(38)	(38)	(16)	(30)	(46)
Total income	**1,608**	**1,636**	**1,476**	**1,558**	**1,506**	**1,504**	**1,556**	**1,739**
Total costs	(680)	(695)	(647)	(705)	(659)	(651)	(658)	(762)
Net operating income	**928**	**942**	**829**	**852**	**847**	**853**	**898**	**977**
Net loan-loss provisions	(370)	(351)	(293)	(263)	(304)	(302)	(324)	(308)
Other gains (losses) and provisions	—	—	—	—	—	—	—	—
Profit before tax	**558**	**590**	**536**	**589**	**542**	**551**	**574**	**669**
Tax on profit	(146)	(161)	(141)	(150)	(147)	(150)	(157)	(174)
Profit from continuing operations	**412**	**430**	**395**	**439**	**395**	**401**	**417**	**495**
Net profit from discontinued operations	—	—	—	—	—	—	—	—
Consolidated profit	**412**	**430**	**395**	**439**	**395**	**401**	**417**	**495**
Non-controlling interests	(1)	(1)	(1)	(1)	(1)	(1)	(1)	(1)
Underlying profit attributable to the parent	**411**	**429**	**394**	**438**	**394**	**400**	**416**	**494**

	Mar-24	Jun-24	Sep-24	Dec-24	Mar-25	Jun-25	Sep-25	Dec-25
Business volumes								
Gross loans and advances to customers **	51,479	47,325	43,396	44,715	44,517	44,313	45,997	49,442
Customer funds	68,569	64,360	57,791	61,160	61,373	62,330	64,610	68,201
Customer deposits ***	49,313	44,825	39,194	41,528	41,145	41,261	42,135	45,498
Mutual funds	19,256	19,534	18,597	19,632	20,228	21,070	22,475	22,703

Ratios (%)	Mar-24	Jun-24	Sep-24	Dec-24	Mar-25	Jun-25	Sep-25	Dec-25
Underlying RoTE (post-AT1, year-to-date)	18.3	18.7	18.9	19.6	20.6	21.0	21.2	22.0
Efficiency (year-to-date)	42.3	42.4	42.8	43.4	43.8	43.5	43.1	43.3
NPL ratio	2.74	2.78	2.70	2.71	2.79	2.93	2.95	2.65
NPL coverage ratio	101	102	104	100	102	99	101	105
Cost of risk	2.63	2.71	2.69	2.64	2.55	2.53	2.62	2.69

* Includes exchange differences.

** Excluding reverse repos.

*** Excluding repos.

26

Brazil

EUR million

	Q1'24	Q2'24	Q3'24	Q4'24	Q1'25	Q2'25	Q3'25	Q4'25
Underlying income statement								
Net interest income	2,630	2,605	2,474	2,413	2,402	2,338	2,309	2,331
Net fee income	846	888	833	846	793	757	801	843
Gains (losses) on financial transactions *	36	(42)	(31)	(0)	23	(36)	(34)	(17)
Other operating income	(5)	27	7	11	6	27	20	39
Total income	**3,507**	**3,477**	**3,282**	**3,270**	**3,223**	**3,085**	**3,096**	**3,197**
Total costs	(1,367)	(1,360)	(1,225)	(1,266)	(1,253)	(1,215)	(1,203)	(1,286)
Net operating income	**2,140**	**2,117**	**2,057**	**2,003**	**1,971**	**1,871**	**1,894**	**1,910**
Net loan-loss provisions	(1,163)	(1,158)	(1,088)	(1,077)	(1,166)	(1,124)	(1,035)	(1,084)
Other gains (losses) and provisions	—	(0)	(0)	(0)	—	—	(7)	(4)
Profit before tax	**977**	**958**	**969**	**926**	**805**	**747**	**851**	**822**
Tax on profit	(359)	(318)	(273)	(214)	(246)	(210)	(198)	(183)
Profit from continuing operations	**618**	**640**	**696**	**712**	**559**	**537**	**654**	**639**
Net profit from discontinued operations	—	—	—	—	—	—	—	—
Consolidated profit	**618**	**640**	**696**	**712**	**559**	**537**	**654**	**639**
Non-controlling interests	(57)	(60)	(66)	(60)	(49)	(50)	(61)	(60)
Underlying profit attributable to the parent	**561**	**580**	**630**	**652**	**509**	**487**	**593**	**579**

	Mar-24	Jun-24	Sep-24	Dec-24	Mar-25	Jun-25	Sep-25	Dec-25
Business volumes								
Gross loans and advances to customers **	104,084	98,724	96,070	93,785	93,607	89,320	93,616	93,030
Customer funds	144,496	135,611	134,597	129,881	138,313	130,531	137,559	132,580
Customer deposits ***	89,207	85,548	83,342	81,378	84,267	79,271	82,967	80,449
Mutual funds	55,289	50,063	51,254	48,503	54,045	51,260	54,592	52,132

Ratios (%)	Mar-24	Jun-24	Sep-24	Dec-24	Mar-25	Jun-25	Sep-25	Dec-25
Underlying RoTE (post-AT1, year-to-date)	14.6	15.1	16.1	16.8	14.4	14.2	15.1	15.3
Efficiency (year-to-date)	39.0	39.0	38.5	38.6	38.9	39.1	39.0	39.3
NPL ratio	6.04	5.95	6.21	6.10	6.30	6.55	6.54	6.76
NPL coverage ratio	83	87	79	79	79	82	83	81
Cost of risk	4.27	4.26	4.27	4.03	4.11	4.19	4.17	4.17

* Includes exchange differences.

** Excluding reverse repos.

*** Excluding repos.

27

Chile

EUR million

	Q1'24	Q2'24	Q3'24	Q4'24	Q1'25	Q2'25	Q3'25	Q4'25
Underlying income statement								
Net interest income	352	472	482	516	512	490	436	479
Net fee income	129	137	146	140	151	145	135	151
Gains (losses) on financial transactions *	53	54	66	65	63	57	64	45
Other operating income	(6)	(4)	(2)	(6)	(4)	(5)	(4)	(2)
Total income	**527**	**659**	**691**	**714**	**722**	**688**	**630**	**674**
Total costs	(226)	(243)	(238)	(236)	(251)	(237)	(210)	(220)
Net operating income	**302**	**417**	**453**	**478**	**470**	**451**	**420**	**454**
Net loan-loss provisions	(125)	(126)	(127)	(118)	(156)	(138)	(122)	(115)
Other gains (losses) and provisions	(17)	(0)	(9)	(17)	(0)	(5)	(13)	(14)
Profit before tax	**160**	**290**	**317**	**343**	**315**	**308**	**285**	**325**
Tax on profit	(34)	(58)	(60)	(59)	(46)	(45)	(50)	(47)
Profit from continuing operations	**126**	**232**	**257**	**285**	**268**	**263**	**234**	**278**
Net profit from discontinued operations	—	—	—	—	—	—	—	—
Consolidated profit	**126**	**232**	**257**	**285**	**268**	**263**	**234**	**278**
Non-controlling interests	(35)	(70)	(77)	(89)	(84)	(78)	(70)	(82)
Underlying profit attributable to the parent	**90**	**162**	**180**	**196**	**185**	**184**	**165**	**196**

	Mar-24	Jun-24	Sep-24	Dec-24	Mar-25	Jun-25	Sep-25	Dec-25
Business volumes								
Gross loans and advances to customers **	40,301	41,782	41,850	41,405	41,579	38,954	38,438	40,986
Customer funds	38,035	39,591	40,989	43,383	42,115	39,058	38,221	42,256
Customer deposits ***	27,768	28,321	28,948	30,060	29,507	26,614	25,530	28,293
Mutual funds	10,267	11,270	12,041	13,324	12,608	12,444	12,691	13,963

Ratios (%)	Mar-24	Jun-24	Sep-24	Dec-24	Mar-25	Jun-25	Sep-25	Dec-25
Underlying RoTE (post-AT1, year-to-date)	9.0	13.0	14.9	16.3	18.2	19.5	19.3	19.7
Efficiency (year-to-date)	42.8	39.5	37.6	36.4	34.8	34.7	34.3	33.9
NPL ratio	4.95	5.12	5.33	5.37	5.60	5.43	5.54	5.73
NPL coverage ratio	54	53	52	50	50	50	49	48
Cost of risk	0.85	0.97	1.09	1.19	1.26	1.31	1.32	1.32

* Includes exchange differences.

** Excluding reverse repos.

*** Excluding repos.

28

Argentina

EUR million

	Q1'24	Q2'24	Q3'24	Q4'24	Q1'25	Q2'25	Q3'25	Q4'25
Underlying income statement								
Net interest income	1,025	397	390	1,107	416	523	318	471
Net fee income	131	73	111	287	172	217	192	207
Gains (losses) on financial transactions *	76	18	34	101	38	83	55	52
Other operating income	(677)	(23)	(115)	(448)	(122)	(183)	(56)	(149)
Total income	**555**	**465**	**421**	**1,047**	**504**	**641**	**509**	**581**
Total costs	(384)	(212)	(214)	(527)	(230)	(290)	(215)	(243)
Net operating income	**171**	**253**	**207**	**519**	**274**	**351**	**295**	**338**
Net loan-loss provisions	(35)	(31)	(63)	(156)	(76)	(133)	(172)	(193)
Other gains (losses) and provisions	(32)	6	(1)	(12)	(1)	(22)	(7)	(2)
Profit before tax	**104**	**228**	**143**	**352**	**197**	**195**	**115**	**143**
Tax on profit	(3)	(63)	(27)	(68)	(69)	(61)	(29)	(58)
Profit from continuing operations	**102**	**165**	**116**	**284**	**129**	**134**	**86**	**85**
Net profit from discontinued operations	—	—	—	—	—	—	—	—
Consolidated profit	**102**	**165**	**116**	**284**	**129**	**134**	**86**	**85**
Non-controlling interests	(0)	(0)	(0)	(1)	(0)	(0)	(0)	(0)
Underlying profit attributable to the parent	**101**	**164**	**116**	**283**	**129**	**134**	**86**	**85**

	Mar-24	Jun-24	Sep-24	Dec-24	Mar-25	Jun-25	Sep-25	Dec-25
Business volumes								
Gross loans and advances to customers **	5,357	5,368	5,550	7,938	8,642	8,989	9,424	8,611
Customer funds	10,392	8,676	12,368	17,047	17,006	17,761	16,205	15,894
Customer deposits ***	6,346	5,553	8,843	11,293	10,978	11,476	10,190	9,959
Mutual funds	4,046	3,123	3,525	5,754	6,028	6,285	6,015	5,934

Ratios (%)	Mar-24	Jun-24	Sep-24	Dec-24	Mar-25	Jun-25	Sep-25	Dec-25
Underlying RoTE (post-AT1, year-to-date)	20.1	38.7	37.0	34.5	22.0	21.8	21.4	20.2
Efficiency (year-to-date)	69.2	58.4	56.2	53.8	45.7	45.5	44.4	43.8
NPL ratio	1.84	1.51	1.79	2.06	2.32	3.76	4.95	7.68
NPL coverage ratio	147	145	161	177	155	121	109	90
Cost of risk	5.43	4.80	4.88	4.59	4.58	5.09	6.24	7.34

* Includes exchange differences.

** Excluding reverse repos.

*** Excluding repos.

29

30 Appendix Total Group Detail by global business Detail by country CoR Brazil

31 CoR calculation: Brazil • CoR numerator (12m rolling LLPs) currently includes provisions arising from private fixed income products. However, the denominator (12m average net loans including reverse repos) does not include the exposure to these fixed income products, creating an imbalance between the numerator and the denominator • As a result, the CoR definition has been enhanced to include corporate exposures originated through private fixed income products in the denominator, providing a more accurate view of credit quality - 56bps vs. current criteria BRL mn, FY’25 … New Published… 27,798 27,798 Loan - loss provisions 1,131 1,131 o/w private fixed income 666,152 587,546 Average loans 78,607 0 o/w private fixed income CoR 4.73% 4.17% Note: with this change to the CoR calculation, we are aligning its definition to market standards in Brazil.

Thank You. Our purpose is to help people and businesses prosper. Our culture is based on believing that everything we do should be:

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date:	February 10, 2026	By:	/s/ Pedro de Mingo Kaminouchi
			Name:	Pedro de Mingo Kaminouchi
			Title:	Head of Corporate Compliance